Exhibit 99.1

Algoma Steel Provides Fiscal Third Quarter 2023 Guidance

January 9, 2023

SAULT STE. MARIE, Ontario, Jan. 09, 2023 (GLOBE NEWSWIRE) — Algoma Steel Group Inc. (NASDAQ: ASTL; TSX: ASTL) (“Algoma” or “the Company”), a leading Canadian producer of hot and cold rolled steel sheet and plate products, today provided guidance for its fiscal third quarter 2023. Unless otherwise specified, all amounts are in Canadian dollars.

Fiscal third quarter 2023 total steel shipments are expected to be approximately 455,000 tons and Adjusted EBITDA is expected to be in a range of $(35) million to $(45) million.

Michael Garcia, the Company’s Chief Executive Officer, commented, “The sequential decrease in steel shipments and Adjusted EBITDA as compared to the fiscal second quarter 2023 is largely due to lower than expected plate shipments, continued softening in steel pricing, and normal seasonal maintenance activities ahead of winter, which we discussed on our most recent earnings call on November 8, 2022. Despite a return to more typical levels of unfinished plate production, total plate shipments were adversely impacted by temporary downstream finishing constraints as we ramped up plate production. These impacts to Adjusted EBITDA adversely offset the expected benefit of higher sequential production volumes from the Direct Strip Production Complex operations as compared to the fiscal second quarter 2023.”

Mr. Garcia continued, “We expect to produce Adjusted EBITDA of $395 million to $405 million for the first nine months of our fiscal 2023. I am pleased that the plate mill has resumed normal production levels. We expect to return to more normalized shipments in calendar 2023, and to apply the lessons learned during phase one of the Plate Mill Modernization to our future capital projects. This will reflect the more robust earning power of Algoma. We remain laser focused on completion of our transformative electric arc furnace project, which remains on budget and on track to be producing steel in calendar 2024, as we transition to being one of the greenest producers of steel in North America.”

Cautionary Statement Regarding Forward-Looking Statements

This news release contains “forward-looking information” under applicable Canadian securities legislation and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward looking statements”), including statements regarding Algoma’s future as a leading producer of green steel, Algoma’s Adjusted EBITDA guidance, estimated shipments for the third quarter of fiscal 2023, expectations regarding the return to normalized plate shipments and expectations of enhanced long-term profitability for the business, Algoma’s ability to deliver long-term value creation for all of its stakeholders and the timeline for completion of the transformation to Electric Arc Furnace steelmaking. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: the risks that Algoma will be unable to realize its business plans and strategic objectives, including its investment in and transition to electric arc steelmaking; risks relating to short-term absenteeism affecting production due to reduced available operations workforce, as well as challenges of commissioning new technology in an operating mill which, through delays and other challenges, may impact volumes; the risks associated with the steel industry generally; and changes in general economic conditions, including as a result of the COVID-19 pandemic, inflation and the ongoing conflict in Ukraine. The foregoing list of factors is not exhaustive and readers should also consider the other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Algoma’s Annual Report on Form 20-F filed with the SEC (available at www.sec.gov), and the Ontario Securities Commission (“OSC”) (available under Algoma’s SEDAR profile at www.sedar.com), and in Algoma’s other public filings with the SEC and the OSC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Algoma assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Non-IFRS Financial Measures

To supplement our financial statements, which are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), we use certain non-IFRS measures to evaluate the performance of Algoma. These terms do not have any standardized meaning prescribed within IFRS and, therefore, may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing a further understanding of our financial performance from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

Adjusted EBITDA, as we define it, refers to net (loss) income before amortization of property, plant, equipment and amortization of intangible assets, finance costs, interest on pension and other post-employment benefit obligations, income taxes, foreign exchange loss (gain), finance income, carbon tax, changes in fair value of warrant, earnout and share-based compensation liabilities, transaction costs and share based compensation related to performance share units. Adjusted EBITDA is not intended to represent cash flow from operations, as defined by IFRS, and should not be considered as alternatives to net earnings, cash flow from operations, or any other measure of performance prescribed by IFRS. Adjusted EBITDA, as we define and use it, may not be comparable to Adjusted EBITDA as defined and used by other companies. We consider Adjusted EBITDA to be a meaningful measure to assess our operating performance in addition to IFRS measures. It is included because we believe it can be useful in measuring our operating performance and our ability to expand our business and provide management and investors with additional information for comparison of our operating results across different time periods and to the operating results of other companies. Adjusted EBITDA is also used by analysts and our lenders as a measure of our financial performance. However, Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation from, or as an alternative to, net income, cash flow from operations or other data prepared in accordance with IFRS. Because of these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to invest in business growth or to reduce indebtedness. We compensate for these limitations by relying primarily on our IFRS results using Adjusted EBITDA only as a supplement to such results.

About Algoma Steel Inc.

Based in Sault Ste. Marie, Ontario, Canada, Algoma is a fully integrated producer of hot and cold rolled steel products including sheet and plate. With a current raw steel production capacity of an estimated 2.8 million tons per year, Algoma’s size and diverse capabilities enable it to deliver responsive, customer-driven product solutions straight from the ladle to direct applications in the automotive, construction, energy, defense, and manufacturing sectors. Algoma is a key supplier of steel products to customers in Canada and Midwest USA and is the only producer of plate steel products in Canada. The Company’s mill is one of the lowest cost producers of hot rolled sheet steel (HRC) in North America owing in part to its state-of-the-art Direct Strip Production Complex (“DSPC”), which is the newest thin slab caster in North America with direct coupling to a basic oxygen furnace (BOF) melt shop.

Algoma has achieved several meaningful improvements over the last several years that are expected to result in enhanced long-term profitability for the business. Having upgraded its DSPC facility and recently installed its No. 2 Ladle Metallurgy Furnace, Algoma is on a transformational journey, modernizing its plate mill facilities and transitioning to electric arc steelmaking, securing its future as a leading producer of green steel.

Today Algoma is investing in its people and processes, optimizing and modernizing to secure a sustainable future. Our customer focus, growing capability and courage to meet the industry’s challenges head-on, position us firmly as your partner in steel.

For more information, please contact:

Michael Moraca

Treasurer & Investor Relations Officer

Algoma Steel Group Inc.

Phone: 705.945.3300

E-mail: IR@algoma.com